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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the fiscal year ended December 31, 2002
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the transition period from to

Commission File No. 1-11402

Galileo International
Savings and Investment Plan
(Full title of the Plan)

Cendant Corporation
(Name of issuer of the securities held pursuant to the Plan)

9 West 57th Street
New York, New York 10019
(Address of principal executive office)

GALILEO INTERNATIONAL
SAVINGS AND INVESTMENT PLAN

TABLE OF CONTENTS

Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2002	3
Notes to Financial Statements	4
SUPPLEMENTAL SCHEDULE:
Form 5500, Part IV, Schedule H, Line 4i Schedule of Assets (Held At End of Year) as of December 31, 2002	8
SIGNATURES	9
EXHIBIT INDEX:	10
Consent of Deloitte & Touche LLP
Certification

Schedules required under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which they are required.

INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants of
Galileo International Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of Galileo International Savings and Investment Plan (the "Plan") as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP New York, New York June 27, 2003

GALILEO INTERNATIONAL
SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS:
Investments, at contract value	$70,495,288	$63,735,996
Investments, at fair value	76,789,723	118,711,894
Cendant Corporation common stock	2,893,166	6,490,220
Participant notes receivable	2,833,556	3,889,782

	153,011,733	192,827,892

LIABILITIES:
Due to Cendant Corporation Employee Savings Plan	153,011,733	—

NET ASSETS AVAILABLE FOR BENEFITS	$—	$192,827,892

The accompanying notes are an integral part of these financial statements.

GALILEO INTERNATIONAL
SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2002

ADDITIONS TO NET ASSETS:
Investment income:
Interest	$3,747,379
Interest on participant loans	230,817

Total investment income	3,978,196

Contributions:
Participants	7,947,687
Employer	2,448,747
Rollovers	129,256

Total contributions	10,525,690

Total additions	14,503,886

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	27,726,942
Net depreciation in fair value of investments	26,555,863
Administrative expenses and other	37,240

Total deductions	54,320,045

DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(39,816,159)
NET ASSETS TO BE TRANSFERRED TO CENDANT CORPORATION EMPLOYEE SAVINGS PLAN	(153,011,733)
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	192,827,892

END OF YEAR	$—

The accompanying notes are an integral part of these financial statements.

GALILEO INTERNATIONAL
SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1.     DESCRIPTION OF THE PLAN

  The following description of the Galileo International Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan documents, which are available from Cendant Corporation ("Cendant"), for a more complete description of the Plan's provisions.

  General—The Plan is a defined contribution plan covering substantially all U.S. employees of Galileo International, Inc. (the "Company" or "Sponsor"), a wholly owned subsidiary of Cendant Corporation as of October 1, 2001. The Plan was established effective January 1, 1987 to enable eligible employees to defer receipt of a portion of their earnings as contributions under section 401(k) of the Internal Revenue Code (the "IRC") for the primary purpose of providing benefits at the time of retirement, disability, or death. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

  CIGNA Bank & Trust Company is the trustee of the Plan under a contractual agreement with the Company. Connecticut General Life Insurance Company ("CIGNA") maintains all records of the Plan and assumes responsibility for the proper allocation of income among all participants' accounts in the Plan. The Company administers the Plan through its ERISA Plans Administration Committee (the "Plan Administrator"). The Plan has been amended effective January 1, 2001 to reflect the provisions required by the Uruguay Round Agreements Act, the Small Business Job Protection Act, the Taxpayer Relief Act of 1997 and the recent tax law changes.

  During 2002, the Board of Directors passed a resolution to merge the Plan with the Cendant Corporation Employee Savings Plan (the "successor plan") effective as of December 31, 2002.

  The following is a summary of certain Plan provisions in effect prior to the merger:

  Eligibility—All employees are eligible to join the Plan at the time of hire.

  Participant contributions—Participants may contribute 1% to 15% (in whole percentages) of their compensation to the Plan through voluntary payroll deductions, subject to a maximum pre-tax contribution of $11,000 for 2002. The total annual additions made to a participant's account may not exceed the lesser of $40,000 or 100% of a participant's compensation. Contributions from participants are recognized by the Plan when withheld by the Company through payroll deductions.

  Employer contributions—For each $1.00 that participants contribute to their 401(k) account, up to 6% of their eligible compensation, the Company will contribute $.50 to the Plan on behalf of the participant as a matching contribution.

  Rollovers—All participants are provided the option of making a rollover contribution into the Plan in accordance with Internal Revenue Service ("IRS") regulations.

  Vesting schedule—A participant is always fully vested in their contributions, as well as any employer match, interest, dividends, and net realized and unrealized appreciation (depreciation) in fair value of investments, less administrative expenses accrued.

  Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan offers 12 mutual funds and an insurance investment contract and the parent company's common stock as investment options for participants.

  Loan provisions—A loan provision is available for all actively employed participants of the Plan. The feature allows a participant to borrow up to 50% of the participant's total account balance, minus the highest outstanding loan balance during the last 12 months. Both the participant and Company contributions are available for loans. Loan amounts are available in amounts greater than $1,000 and less than $50,000.

  Benefits paid to participants—Participants are entitled to withdraw all or any portion of their vested account in accordance with the terms of the Plan and applicable law. Participants have the ability to make full or partial withdrawals of funds in any of their accounts upon attaining age 59 1/2 or for hardship in certain circumstances, as defined in the Plan document, before that age. Amounts payable to participants who have terminated participation in the Plan were approximately zero and $260,000 at December 31, 2002 and 2001. Upon normal retirement, death, or disability, the value of a participant's separate account can be made payable to the participant or their beneficiaries. However, upon termination a participant whose vested interest exceeds $5,000 may elect to leave the account balance in the Plan until notice is given by the participant to receive the distribution or until the normal retirement date and subject to applicable law. Amounts left in the Plan after termination of employment will continue to be adjusted for any earnings, gains, losses, and expenses.

  Participant Accounts—Interest, dividends, net realized and unrealized appreciation (depreciation) in fair value of investments, and administrative expenses are allocated daily to participants based on their respective account balances at the beginning of each day plus the current day's contributions to the total of such amounts for all participants. Participants share only in the interest, dividends, and net realized and unrealized appreciation (depreciation) in fair value of investments, less administrative expenses of the investment funds in which their account is invested.

  A separate account is maintained for each participant aggregating the participant's contributions, including amounts representing compensation deferred and interest, dividends, and net realized and unrealized appreciation (depreciation) in fair value of investments, less administrative expenses from investment of such contributions.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Accounting—The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

  Valuation of Investments and Income Recognition—The Plan's investments, with the exception of the Guaranteed Long-Term Account discussed below and in Note 5, are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. The shares of registered investment companies are valued at the quoted market price, which represents the net asset value of shares held by the Plan at year-end. Loans to participants are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses on investments are determined based on the average cost of investments sold. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date.

  The Guaranteed Long-Term Account is a fully benefit-responsive investment contract that is valued at contract value, which represents the principal balance of the investment contract plus accrued interest at the stated contract rate, less payments made and contract charges by the insurance company.

  Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America require the Plan administrator to make estimates and assumptions that affect the amounts reported and related disclosures. Actual results could differ from those estimates.

  Risks and Uncertainties—The Plan invests in various securities, including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate and credit risk and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

  Administrative expenses—The Company paid substantially all of the Plan's administrative expenses other than administrative expenses of the investment funds, which are deducted from a participant's account. Fees paid by participants for Cendant Corporation Inc. common stock transaction commissions and participant fees for distributions, loans and withdrawals amounted to approximately $37,000 for the year ended December 31, 2002.

3.     INVESTMENTS

  The following table presents investments that represent five percent or more of the Plan's assets as of December 31:

	2002	2001
Guaranteed Long-Term Account	$70,495,287	$63,735,996
S&P 500 Index	16,836,675	25,967,411
Fidelity Advisor Equity Growth Account	12,514,554	22,735,538
Janus Worldwide Account		11,443,943
Small Cap Value/Berger Account	7,699,432	10,925,063
Balanced Wellington Management Account	13,341,018	10,330,968
During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in fair value, is as follows:
Investments, at fair value		$(23,981,185)
Cendant Corporation common stock		(2,574,678)

		$(26,555,863)

4.     RELATED PARTY TRANSACTIONS

  A portion of the Plan investments are shares of mutual funds managed by CIGNA Bank & Trust Company, the trustee of the Plan. Therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

  At December 31, 2002 and 2001, the Plan held 274,896 and 329,838 shares, respectively, of Cendant Corporation common stock with a cost basis of $3,779,132 and $4,529,461, respectively. Cendant Corporation is the sponsoring employer of the Plan.

5.     INVESTMENT CONTRACT WITH INSURANCE COMPANY

  The Plan entered into a benefit-responsive investment contracts, Guaranteed Long-Term Account, with CIGNA. CIGNA maintains the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by CIGNA. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses and approximates fair value. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The annual net rate of return for the Guaranteed Long-Term Account was 5.9% for 2002.

6.     FEDERAL INCOME TAX STATUS

  The IRS determined and informed the Company by letter dated June 13, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving this determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt.

7.     PLAN TERMINATION

  The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. Effective December 31, 2002, the Plan merged into the successor plan and employees of the Company became eligible to participate in the successor plan as of that date. The Company has adopted amendments to the Plan discontinuing all contributions and terminating the Plan as of December 31, 2002.

8.     SUBSEQUENT EVENT

  Pursuant to the Plan merger discussed in Note 1, all of the remaining net assets of the plan were transferred into the successor plan on March 8, 2003. The fair value of these assets was $133 million on such date.

  ******

GALILEO INTERNATIONAL
SAVINGS AND INVESTMENT PLAN

FORM 5500, PART IV, SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2002

Identity of Issue	Description of Investment	Number of shares, units or par value	Current value
Cendant Corporation*	Common Stock	274,896	$2,893,166
Guaranteed Long-Term Account*	Investment Contract	1,628,988	70,495,288
S&P 500 Index	Mutual Fund	345,131	16,836,675
Balanced Wellington Management Account*	Mutual Fund	1,455,264	13,341,018
Fidelity Advisor Equity Growth Account	Mutual Fund	218,410	12,514,554
Small Cap Value/Berger Account*	Mutual Fund	505,411	7,699,432
Janus Worldwide Account	Mutual Fund	141,327	5,998,403
Small Cap Growth/Times Square Capital Management Account*	Mutual Fund	355,209	4,660,299
Large Cap Blend/Invesco-NAM Account*	Mutual Fund	656,815	4,171,281
Large Cap Wellington Management Account*	Mutual Fund	361,081	2,903,152
Medium Cap Growth/Artisan Partners	Mutual Fund	423,630	2,877,262
Large Cap Growth/ Morgan Stanley Account	Mutual Fund	324,909	2,619,829
Lazard International Equity Account	Mutual Fund	146,345	1,896,507
International Growth/Putnam Account	Mutual Fund	179,695	1,271,311
Participant loans receivable**	Loans receivable	2,833,556	2,833,556

			$153,011,733

*
Represents exempt party-in-interest transaction

**
Interest rates range from 4.75% to 10.0%, maximum of five years to maturity, except for loans used to acquire the principal residence of the participant

******

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Galileo International Savings and Investment Plan
BY:	/s/ TERENCE P. CONLEY Terence P. Conley Executive Vice President, Human Resources Cendant Corporation
Cendant Corporation
BY:	/s/ RONALD L. NELSON Ronald L. Nelson Chief Financial Officer Cendant Corporation

Date: June 30, 2003

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Deloitte & Touche LLP.
99	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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TABLE OF CONTENTS
SIGNATURES
EXHIBIT INDEX